Writer’s Direct Dial: (212) 225-2234

    E-Mail: ggoldman@cgsh.com

May 26, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Karen J. Garnett

Re:	iShares® GSCI® Commodity-Indexed Trust

iShares® GSCI® Commodity-Indexed Investing Pool LLC

Amendment No. 4 to Registration Statement on Form S-1

Registration Nos. 333-126810, 333-126810-01

Filed February 1, 2006

Dear Ms. Garnett:

On behalf of our client, Barclays Global Investors International, Inc. (“BGI”), we are electronically transmitting for filing Amendment No. 5 (“Amendment No. 5”), further amending the above referenced Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2006. Amendment No. 5 is marked to show changes from Amendment No. 4. Amendment No. 5 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated February 9, 2006. The numbering of the paragraphs of this response letter corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 5.

Securities and Exchange Commission, p. 2

Prospectus Cover Page

1.	Please remove the reference to Goldman, Sachs & Co. at the bottom of the page. The current presentation suggests that Goldman Sachs & Co. is the lead or managing underwriter of the offering.

The reference has been removed.

Risk Factors, Page 11

The IRS could adjust or reallocate items of income…, page 21

2.	We note the new disclosure on page 64. Please provide additional detail regarding the risk of IRS re-allocation.

The risk factor on page 22 has been expanded to address the risk of re-allocation at the Trust level as well as the Investing Pool level.

*        *        *        *

BGI respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 5 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 5 or this response letter to me at (212) 225-2234 or Edward J. Rosen at (212) 225-2820.

Sincerely,

/s/ Geoffrey B. Goldman

Geoffrey B. Goldman

cc:	Michael McTiernan, Esq., Special Counsel, Division of Corporation Finance

Ira Shapiro, Esq.

Deepa Damre, Esq.

(Barclays Global Investors International, Inc.)

Edward J. Rosen, Esq.

Patrick J. Barrett, Esq.

(Cleary Gottlieb Steen & Hamilton LLP)